EXHIBIT 99.4
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                              SINOVAC BIOTECH LTD.
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               RELEASES FURTHER RESULTS FROM SARS VACCINE PHASE I
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                              HUMAN CLINICAL TRIAL
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BEIJING,  December 13, 2004 - Sinovac Biotech Ltd.  ("Sinovac")  ("the Company")
(AMEX: SVA) announces that its SARS vaccine has induced SARS-neutralizing antibodies in tests of the human volunteers' blood serum. After the preliminary 56-day observation period, 11 out of 12 (91.6%) of the volunteers who received high-dosage vaccine and 12 out of 12 (100%) of the volunteers who received low-dosage vaccine showed blood serum conversion. Blood serum conversion is the
ability  of  the  induced   antibodies  to  neutralize  the  SARS  virus.  These
preliminary results show that the SARS vaccine Phase I clinical trial has already attained a positive outcome.

The 56-day follow-up study has been conducted and has been completed based on the Phase I clinical trial protocol. The following is the preliminary report on the trial result:

Safety:   results  from  routine  blood  testing,  blood  biochemistry  testing,
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immunological  testing,  lung imageology  testing,  and  observation  results on systemic and local adverse reactions have shown that Sinovac's inactivated SARS vaccine is also safe for human use.

Immunogenicity:   according  to  statistical  analysis,   which  has  just  been
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completed,  a portion of the vaccinated volunteers started to produce antibodies within 14 days after vaccination. By the 35th day, antibodies produced in 50% of the volunteers showed a positive serum conversion. On the 42nd day, antibody serum conversion rate reached 100%. Thus, the serum conversion rate surpassed the immunogenicity objective of the trial, which is 85%, by the 56th day. This illustrates that vaccination with Sinovac's inactivated SARS vaccine can produce virus-neutralizing antibodies in humans. Detailed results will be analyzed for the Phase I Clinical Trial Report.

The Phase I clinical trial report for 56-day observation will be submitted to the Chinese State Food and Drug Administration (SFDA) after its completion. According to the Phase I clinical trial protocol, the trial will be complete after observation of all subjects for 210 days after their first inoculation, which is in March of 2005. At that time, the 210-day observation report will be made available.

As at the 1st September 2004, all 36 subjects participating in the Phase I human clinical trial for Sinovac's inactivated SARS vaccine had been vaccinated with two doses of either SARS vaccine or placebo. The immunization schedule for the trial was completed at that time. Professor Lin Jiangtao, head of the Respiratory Medical Department with the China-Japan Friendship Hospital in Beijing, was the principal investigator of the trial.

Over 100 leading researchers and scientists from Sinovac and nationwide from the Chinese Center of Disease Control, China Academy of Medical Science, and the State Food and Drug Administration have contributed to the development of Sinovac's SARS vaccine.

The ultimate aim of the vaccine will be to provoke the body's immune system into action, so that it can destroy the SARS virus if infected.

Sinovac is the only company in the world to be conducting human clinical trials of a SARS vaccine.




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Clinical Trial Design
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There  are 36  healthy  volunteers  aged from 21 to 40 that  were  selected  for clinical testing, who were divided into four groups. Twenty-four subjects (two groups of 12 depending on dosage level) have received the vaccine, and the twelve others (two groups of 6) have received the placebo. Each subject received two shots. The first shot was on day 0 followed by 28-day observation of the subject. The second shot was given after the initial 28 day period and each subject will be observed until day 210, the phase I trial end-date. Neither the volunteers nor the administering doctors were informed of whether the injection was a vaccine or a placebo.

Regulatory Approval Process
---------------------------

The drug approval process regulated by the State Drug Administration (SFDA) in China is similar to the one regulated by the FDA in the United States. The process involves pre-clinical in vitro laboratory and in vivo animal testing; IND study (Investigational New Drug); human clinical Phases I, II and III; New Drug Application; and finally Marketing Approval for sale.

The SFDA is fast-tracking the drug approval process for Sinovac's SARS vaccine.

Pre-clinical trials on rhesus and macaque monkeys showed Sinovac's vaccine was effective in preventing infection. The monkeys that were inoculated with the vaccine experienced no serious side effects after they were exposed to the virus.

Immune response was invoked by Sinovac's vaccine in all animal models. No immune enhancement was observed in any of the pre-clinical testing.

Clinical protocols for the testing of Sinovac's potential SARS vaccine were developed in accordance with stringent established worldwide protocols for the conduct of SARS vaccine clinical trials. The protocols were also developed with the cooperation of various world health authorities, as well as the Chinese FDA
(SFDA), China Centre of Disease Control and Prevention, and the China Medical Academic College.

The ultimate aim of the vaccine is to provoke the body's immune system into action, so that it can destroy the SARS virus if infected.

The first phase of human testing will determine if the vaccine is safe for the human body. During and after the Phase I trial, analysis will be conducted.

The Phase I clinical trials summary report will be sent to the SFDA for its review and if the vaccine receives SFDA approval, then it will proceed into Phase II clinical trials. A second phase of clinical testing would include more participants from a wider demographic range.


ABOUT SARS
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SARS, a viral respiratory illness caused by a coronavirus, was first reported in
Asia in February 2003, and over the following few months, the illness spread to more than two dozen countries in North America, South America, Europe, and Asia. According to the World Health Organization, during the SARS outbreak of 2003, a total of 8,098 people worldwide became sick with SARS; of these, 774 died. The SARS global outbreak of 2003 was contained; however, it is expected that the disease could re-emerge in an annual cycle similar to the common flu. The importance and need to develop an effective SARS vaccine is thus a paramount concern for world health authorities.


SARS Media Article
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In a recent CNN article,  representatives of world health authorities have again warned recently that the world should prepare for a recurrence of SARS, but that an epidemic is unlikely as China is now better prepared:

http://edition.cnn.com/2004/WORLD/asiapcf/11/15/china.sars.repeat.reut/
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index.html
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About Sinovac Biotech Ltd.
--------------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China.

Sinovac has three vaccines that have completed all three phases of clinical trials - Hepatitis A, Hepatitis A&B combined, and influenza (flu). The Hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China and applications have been filed for its sale in nine other countries to date. Sinovac's Hepatitis A&B combined vaccine, Bilive(TM), is expected to receive approval to commence sales in China soon and to achieve similar sales growth to Healive(TM). The flu vaccine completed clinical trials in April 2004 and a New Drug Application has been filed with the SFDA (Chinese FDA). Approval of Sinovac's flu vaccine is expected in 2005 upon completion of the flu vaccine production line. Since demand for a safe and effective flu vaccine in China greatly outstrips supply, sales are expected to escalate rapidly. Furthermore, since individuals are vaccinated against the flu on an annual basis, demand will remain high every year.

Sinovac is currently the only company in the world to be conducting clinical trials for a vaccine to prevent SARS. The Company is also developing a vaccine targeting avian flu.

Sinovac is addressing the explosive growth of China's population, and its economy, by developing new vaccines to meet the nation's escalating demand for affordable medicines. The fact that China's economy is booming and will likely continue to do so for years to come, as Chinese GDP grows at a rapid pace, bodes well for the nation's adoption of new medical services and technologies. As a result of this economic strength, Chinese demographics exemplify a growing middle class that has greater disposable income, is increasingly more health conscious, and has demonstrated a desire for preventative medicines. Moreover, the same may be said for other developing economies, in the populous nations of India, Central and South America and SouthEast Asia. As such, these prospering economies can provide stable, growth markets for Sinovac's products. Sinovac is uniquely positioned to sell its proprietary vaccines to a ready market that is critically under-serviced. Sinovac's accomplished management team, technical expertise, market presence, and established alliances, give it a competitive edge regarding the development and deployment of new products within the nuances of China's rapidly evolving political and economic systems.

Management invites shareholders and interested parties to email media articles, or indeed any information that relates to Sinovac, its vaccines and the respective viruses that each one treats, to info@sinovac.com. Articles that have
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already been published will be added to a media library on the Sinovac  web-site



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which is currently being  re-designed,  and new articles that are received on an ongoing basis will be posted regularly.

For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at www.sinovac.com.
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If you would like to receive  regular  updates on Sinovac please send your email request to info@sinovac.com.
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Contact:  Investor Relations at (888) 888-8312 or 1 604 684-5990 from outside of
North America or info@sinovac.com
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RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
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